EMGOLD MINING CORPORATION

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2008

December 21, 2008

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

1

TECHNICAL GLOSSARY

1

CURRENCY AND EXCHANGE RATE INFORMATION

1

CORPORATE STRUCTURE

2

NAME, ADDRESS AND INCORPORATION

2

INTERCORPORATE RELATIONSHIPS

2

GENERAL DEVELOPMENT OF THE BUSINESS

2

THREE YEAR HISTORY

3

DESCRIPTION OF THE BUSINESS

4

GENERAL

4

EMPLOYEES

4

COMPETITIVE CONDITIONS

4

ENVIRONMENTAL PROTECTION

5

FOREIGN OPERATIONS

5

RISK FACTORS

5

FINANCIAL RISKS

5

ENVIRONMENTAL AND REGULATORY RISKS

5

RISKS ASSOCIATED WITH MINING AND EXPLORATION

7

OTHER RISKS

7

RISKS RELATING TO AN INVESTMENT IN THE SECURITIES OF THE COMPANY

9

MINERAL PROJECTS

10

MINERAL RESOURCES

15

PERMITTING AND ENVIRONMENTAL

16

RECOMMENDATIONS

17

NON-MATERIAL PROPERTIES

18

DIVIDENDS                                                                                                                                    18

DIVIDENDS

18

DESCRIPTION OF CAPITAL STRUCTURE

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MARKET FOR SECURITIES

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MARKET FOR SECURITIES

20

TRADING PRICE AND VOLUME

20

PRIOR SALES

20

DIRECTORS AND OFFICERS

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NAME, ADDRESS, OCCUPATION AND SECURITY HOLDING

21

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

22

CONFLICTS OF INTEREST

23

LEGAL PROCEEDINGS

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

23

TRANSFER AGENTS AND REGISTRARS

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TRANSFER AGENT AND REGISTRAR

23

MATERIAL CONTRACTS

                                                                                                                                                                                                            24

MATERIAL CONTRACTS

24

INTERESTS OF EXPERTS

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INTERESTS OF EXPERTS

24

AUDITORS

24

ADDITIONAL INFORMATION

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ADDITIONAL INFORMATION

24

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This forward-looking information is made as of the date of this Annual Information Form and except as required under appropriate securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Forward-looking information includes, but is not limited to, statements with respect to anticipated rates of recovery, timing and amount of future production, total cash cost per ounce of gold produced at the Casa Berardi mine, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected results of exploration activities, permitting time-lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage.

This forward-looking information is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2009, that the current price of gold will be sustained, or will improve, that the current mill recovery rates at the Company’s Casa Berardi mine will continue, that the Company’s current mine plan can be achieved, and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials increase more than expected, that the future price of gold will decline, that the Canadian dollar strengthens against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this Annual Information Form.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

TECHNICAL GLOSSARY

In this Annual Information Form the following terms have the meanings set out below:

acre	-	0.405 hectares
Au	-	chemical symbol for gold
gram/tonne (g/t)	-	grams per metric tonne, one of which is equivalent to 0.02917 ounces per short ton (oz/t)
hectare (ha)	-	10,000 square meters or 2.471 acres
kilogram (kg)	-	1,000 grams or 2.204 pounds
kilometre (km)	-	1,000 meters or 0.621 miles
meter (m)	-	3.281 feet
mile	-	5,280 feet or 1.609 kilometres
Mine Call Factor	-

establishes the relationship between the type of exploratory sample data available in past records to what grade and tonnage could actually be produced in the future underground development of the property

Net Smelter Return ("NSR")	-	a return based on the actual sale price of a metal less costs associated with refining at an off-site refinery
ounces or oz	-	troy ounces
oz/ton or opt	-	troy ounces per short ton
shaft	-	vertical opening downwards
stope	-	an excavation in a mine from which ore is, or has been, extracted
ton	-	a short ton, 2,000 pounds or 907.4 kilograms
tonne	-	a metric ton, 1.10231 short tons, 2,204 pounds or 1,000 kilograms
troy ounce	-	31.10348 grams

CURRENCY AND EXCHANGE RATE INFORMATION

The Company uses the US dollar as its reporting currency.  This AIF contains references to both US dollars and Canadian dollars.  All other amounts, unless otherwise indicated, are expressed in US dollars and Canadian dollars are referred to as "C$".

The annual high, low, average and end of period exchange rates for the US dollar in terms of Canadian dollars for each of the periods indicated, being the noon exchange rates published by the Bank of Canada, were as follows:

	2008	2007	2006	2005	2004
High	$1.2969	$1.1853	$1.1726	$1.2704	$1.3968
Low	$0.9719	$0.9170	$1.0990	$1.1507	$1.1774
Average	$1.0660	$1.0748	$1.1342	$1.2116	$1.3015
Period End	$1.2246	$0.9881	$1.1653	$1.1659	$1.2036

CORPORATE STRUCTURE

Name, Address and Incorporation

Emgold Mining Corporation ("Emgold" or the "Company") was incorporated under the British Columbia Company Act as 361869 BC Ltd. on March 17, 1989.  The Company’s name was changed to HLX Resources Ltd. ("HLX") on July 19, 1989.  On August 31, 1989, HLX merged with four other companies - Eastern Mines Ltd., Gallant Gold Mines Ltd., Silver Sceptre Mines Ltd. and Standard Gold Mines Ltd. pursuant to a statutory plan of arrangement.  The combined company continued as HLX Resources Ltd.  On March 30, 1992, HLX changed its name to Emperor Gold Corporation, the common shares were consolidated on a five (5) old for one (1) new common share basis and the authorized share capital post-consolidation was increased from 10,000,000 common shares without par value and 50,000,000 first preference shares without par value, to 50,000,000 common shares and 50,000,000 first preference shares.  On August 12, 1997, the Company's name was changed to Emgold Mining Corporation.  On August 2, 2002 the number of authorized common shares was increased from 50,000,000 to 500,000,000.  On November 25, 2002, the directors approved the issue of 3,948,428 Series A first preference shares (the "Series A Shares") and the special rights and restrictions attached thereto.  On June 8, 2005, the authorized capital of the Company was increased to an unlimited number of shares comprised of an unlimited number of common shares (the "Shares") and an unlimited number of first preference shares, and the approval threshold for special resolutions of shareholders was reduced to two-thirds 66 2/3% from 75% of the votes cast in person or by proxy at a duly called meeting of the Company.

On September 18, 2009 shareholders approved the consolidation of the outstanding common shares of the Company on a ten (10) old for one (1) new basis and subsequently the holders of all the outstanding Series A Shares consented to a consolidation of the outstanding Series A Shares on a ten (10) old for one (1) new basis.  On September 18, 2009, the shareholders also approved an alteration of the special rights and restrictions attached to the Series A Shares to change the conversion ratio applicable to the Series A Shares from four (4) Series A Shares for one Share to one (1) Series A Share for one (1) Share.  See "Description of Capital Structure".  The consolidation of the Shares and the Series A Shares and the alteration of the special rights and restrictions attached to the Series A Shares became effective on December 18, 2009.

The registered and records offices of the Company and its head office and principal place of business are located at Suite 1400 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

Intercorporate Relationships

The Company has three direct and indirect wholly owned subsidiaries, Idaho-Maryland Mining Corporation ("IMMC"), Golden Bear Ceramics Company (formerly Holly Corporation (U.S.) ("Golden Bear")) and Emgold (U.S.) Corporation, all incorporated in the State of Nevada.  Unless the context otherwise requires, references herein to the "Company" or "Emgold" include the subsidiaries of the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Emgold is a natural resource company engaged in the business of acquiring, exploring and developing mineral resource properties, primarily the Idaho-Maryland Project (“I-M Project”), which it has held since 1993.  Since 2005, the Company’s principal focus has been on permitting the reopening of the Idaho-Maryland gold mine, located near the city of Grass Valley in Nevada County, California, U.S.A.  The Idaho-Maryland was historically the second largest gold mine in California and produced 2.4 million ounces of gold from 1861 to 1956.  The Company is in the process of completing an Environmental Impact Report for the project under the California Environmental Quality Act to dewater, explore, and reopen the mine.

Three Year History

The Company’s activities during the past three financial years have been focused on advancing the permitting and development of its principal asset, the Idaho-Maryland gold mine.  The project is in the advanced stages of permitting, with the Draft Environmental Impact Report being published in October 2008.  The Company is currently completing additional work and expects a Revised Draft Environmental Impact Report will be required prior to completing the Final Environmental Impact Report and obtaining the Conditional Mine Use Permit for the mine.

Through its subsidiary, IMMC, Emgold has an exclusive lease and option to purchase the mineral rights and a portion of the surface rights comprising the Idaho-Maryland property (the "Idaho-Maryland Option") and owns the remaining surface rights.  During fiscal 2008 the Company successfully renegotiated the terms and conditions of the Idaho-Maryland Option, with the result that the term has been extended to February 1, 2011.  See "Description of the Business – Mineral Projects – Idaho-Maryland Project".

Financings

During the year ended December 31, 2007, the Company completed a private placement of 72,730,236 pre-consolidation units at a price of Cdn$0.11 per unit, for gross proceeds of Cdn$8 million (US$8 million). Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each warrant entitled the holder to subscribe for one additional previously unissued common share (a “warrant share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of C$0.15 per warrant share.  The pre-consolidation common shares and related share purchase warrants were issued in three pre-consolidation tranches of 54,454,069 on September 27, 2007, 7,266,000 on October 5, 2007, and 11,010,167 on October 12, 2007.

During the year-ended December 31, 2008, share capital increased $165,817 through the exercise of 942,500 warrants with exercise prices ranging from C$0.11 to C$0.15 and through the exercise of 87,500 pre-consolidation options at an exercise price of C$0.15.

In fiscal 2009 to date, the Company received. $204,600 through the sale of 5,115,000 pre-consolidation units at $0.04 per unit.  The financing also included and equal number of warrants at $0.12 for 12 months and $0.16 for the subsequent 12 months.  The Company also received $175,000 through the sale of 3,500,000 pre-consolidation units at $0.05 per unit with and equal number of warrants at $0.10 per warrant for 12 months and $0.12 per warrant for the subsequent 12 months.

Recycled Stone and Ceramics Technology

Since 2004, the Company, through Golden Bear has been researching and developing a process to recycle a variety of mineral wastes into high quality stone and ceramic building products.  Mineral wastes include metal mine tailings, fly ash from coal fired power plants, and fines from aggregate quarries, all of which currently are disposed of in landfills.  Products produced include floor tile, wall cladding, and roof tile.  In 2006, a pilot plant facility was constructed in Grass Valley, CA and a run of prototype recycled stone tiles was produced for a test application in Auburn, CA.

While the Golden Bear technology was originally developed to process development rock and tailings from the I-M Project, the Company believes that the processing of mineral wastes from a variety of industries can be accomplished using commercially available technology.  The Company is currently working to obtain independent financing for Golden Bear to allow it to develop recycled stone and ceramics plants on as a stand-alone company using commercially available equipment.

DESCRIPTION OF THE BUSINESS

General

Emgold is a mineral exploration and development company.  The Company’s current business objectives are to obtain the required permits to develop and operate the historic Idaho-Maryland gold mine in Grass Valley, California (the “I-M Project”) and to pursue acquisition, exploration, and development of other prospective mineral properties in North America.

Emgold also has a portfolio of early-stage mineral exploration projects in British Columbia having tungsten, molybdenum, silver, gold, and other mineralization.  These properties have been drilled by a number of companies over the years, including Emgold.  Emgold is not presently planning additional expenditures on these properties and considering various mechanisms, including joint ventures and earn-in/option arrangements, by which exploration can be continued.

The Company will need to raise capital in the near term to pursue its business objectives and has done so historically by way of equity offerings.

Employees

Emgold currently has one direct employee, the President and COO, located in Grass Valley, CA.   The CFO is retained as a consultant through a private company called 759924 Ontario Ltd. and is based in Toronto, Ontario.  The CEO is retained as a consultant through a private company called Kent Avenue Consulting Ltd. and is based in Vancouver, British Columbia.

The Company does not directly employ administrative personnel.  Quorum Management and Administrative Services Inc. ("Quorum"), formerly named LMC Management Services Ltd., is a private management company owned by the Company and other public companies, and provides the administrative services to carry out the day-to-day operations of the Company.

The Company currently has four employees and one part time contract employee through its subsidiary IMMC in Grass Valley, CA.  The company utilized outside contractors and consultants as required for permitting work on the Idaho-Maryland Project.

Competitive Conditions

The Company competes for mining projects, qualified personnel and financing with larger established mining companies having greater financial and technical resources and asset bases.  As a result, the Company faces challenges in obtaining financing on reasonable terms, acquiring desirable properties and in obtaining and retaining skilled personnel.  With limited financial resources the Company is at a competitive disadvantage in terms of remuneration and compensation that it is able to offer.

Environmental Protection

The I-M Project, the Company’s main mineral property interest, is located in the State of California which is known to have a rigorous environmental permitting and regulatory process.  See "Risk Factors – Environmental and Regulatory Risks".

Foreign Operations

The majority of the Company's property interests are located in the United States and as such many of its costs and expenses are incurred in US dollars.  See "Risk Factors – Currency Fluctuations".

Risk Factors

The Company's securities should be considered a speculative investment due to the nature of its business.  Investors should carefully consider all of the information disclosed in this AIF, including all documents incorporated by reference, before making an investment in the Company's securities.  The following risk factors could materially affect the Company's business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements.  In such an event, the market prices of the Company's securities could decline and investors could lose all or part of their investments.  The risks include but are not limited to those risks set forth below.

Financial Risks

Emgold may be unable to obtain the funds necessary to continue exploration or fund acquisitions.  Substantial additional capital will be required to place the I-M Project into production.  External funding will also be required to continue exploration of the Company's grass-roots projects and to fund acquisitions.  Historically, the Company has financed its operations and activities through the sale of equity or through farm-outs, joint ventures or options of interests in its properties.  The Company does not presently have sufficient financial resources and requires additional financing.  If additional financing is unavailable when required, the Company could forfeit its interest in its mineral property interests, dilute its interests in the properties and/or reduce or terminate operations.

Emgold currently has no source of operating cash flow and has a history of operating losses.  Emgold currently has no revenue from operations and all of its mineral property interests are in the exploration or development stages.  The Company has had no prior years’ history of earnings or operating cash flow and does not expect to receive significant revenue from operations unless and until such time as the I-M Project is able to commercial production, which is not likely to occur, if at all, for at least several years.  Emgold currently has no source of revenue other than interest income and future income tax recoveries.  A mining project can typically require five to ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties for several years.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

Environmental and Regulatory Risks

The Company may be unable to obtain necessary permits for the I-M Project.  Emgold, through IMMC,  commenced preparation of an Environmental Impact Report (“EIR”) for the I-M Project in October, 2007.  The EIR is being completed according to the California Environmental Quality Act (CEQA) and the Surface Mining and Reclamation Act (SMARA).  The City of Grass Valley is the Lead Agency and they have retained Environmental Science Associates (ESA) to complete the EIR.  Upon completion of the EIR, the City of Grass Valley will  be required to vote to certify the EIR as complete and vote to issue a Conditional Mine Use Permit (“CMUP”) for the I-M Project as well as approve other entitlements (zoning changes, etc.).  The CMUP is required for IMMC to   dewater, rehabilitate, explore, and reopen the Idaho-Maryland mine.

The Draft EIR was issued by the City of Grass Valley in October, 2008.  The conclusions of the Draft EIR were very favourable, with the only significant impact from the Project being impacts to air quality.  The public comment period on the Draft EIR was completed in January 2009.  .  Based on public comments obtained, the Company is  make changes to the Project Description for the I-M Project and further improve the Project.  This may result in the need to complete a Revised Draft EIR and re-circulate iit for public comment prior to completing the Final EIR for the Project.  The Company expects the Final EIR and the CMUP to be received in late 2010, pending financing   Upon completion of the EIR and obtaining the CMUP for the Project, the Company will then need to obtain operating permits for the Project.

The Company has a proactive community outreach program to inform local residents and decision makers and stakeholders about the I-M Project, and its benefits to the region.  This has included public meetings put on the Company,  participation in public meetings put on by special interest groups, talks on the project to various community groups and organizations, setting up booths to answer questions about the project at various local events, and use of the Company’s website to provide information about the Project to the public.

Additional environmental investigations may be required as a part of the permitting process and for the future development of the surface properties for the purposes of mining and milling of ore.  Obtaining or reviewing governmental permits is a complex and time consuming process.  The duration and likelihood of success in obtaining and renewing permits is contingent upon variables not within the Company’s control.  Delays or failure to obtain the CMUP, or the expiry or revocation of a permit or failure to comply with the terms of any such permits once obtained would adversely affect our business.  Currently the Company believes that the expected date and time frame for obtaining the permits is reasonable providing the Company is able to maintain adequate funding through-out the permitting process.

In California, The Briggs Mine was recently reopened by ATNA Resources Limited.  The Mesquite Mine was recently reopened by NewGold Inc. (formerly Western Goldfields).  Sutter Gold Limited is in the process or reopening the Sutter Gold Mine and is obtaining its final operating permits.

Compliance with environmental regulations could affect future profitability and timeliness of operations.  The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits as well as the effects of inflation and the availability of mining specific goods and services.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Failure to comply with environmental and reclamation rules could result in penalties.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  At present, the Company has estimated that no funds are required for reclamation at the Idaho-Maryland project, as reclamation related to a drilling program is normally defined in the drilling permit and completed at the end of the program.  The Company currently leases the property and is not conducting any mining operations, therefore no reclamation liability has been accrued.

Risks Associated with Mining and Exploration

Emgold’s exploration and development efforts may be unsuccessful in locating economic mineral resources.  Resource exploration and development is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.  There is no certainty that the expenditures to be made by the Company on the exploration of its properties and prospects as described herein, will result in discoveries of mineralized material in commercial quantities.

Emgold may not be able to market the minerals acquired or discovered by the Company due to factors beyond the control of the Company.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

Other Risks

Emgold’s title to mineral property interests may be challenged.  Although Emgold has completed a review of titles to its mineral interests and has had two title opinions prepared on the Idaho-Maryland project, it has not obtained title insurance or any formal legal opinion with respect to all of its properties and there is no guarantee of title.  The mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.  Emgold’s mineral property interests include mineral claims in British Columbia, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt.  As there are unresolved native land claim issues in British Columbia, the Company’s properties and prospects in this jurisdiction may be affected in the future.

Currency fluctuations between the United States dollar and the Canadian dollar may affect Emgold’s financial position and results.  Many of Emgold’s principal financial obligations are in United States dollars, which make it subject to foreign currency fluctuation and such fluctuations may materially affect its financial position and results.  The Company’s consolidated financial statements are reported in United States dollars and the functional currency of the Company is United States dollars.

Volatility in Price of Gold and Gold Stocks.  The prices of common shares of gold exploration companies are indirectly tied to the price of gold which has fluctuated in the past five years.  The ability of an exploration-stage company to raise funds for exploration and development is affected by factors such as the price of gold, over which the Company has no control.  Annual average, high and low gold prices since 2005 are shown below, demonstrating the fluctuation in the price of gold.  Metals prices also affect the rate of return of a mining property that reaches the development stage over the longer term.

Year	Average Price per ounce	High Price per ounce	Low Price per ounce
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007	695.39	841.10	608.40
2008	871.96	1011.25	712.50
2009 (to November 30)	959.05	1182.75	810.00

Dilution.  The Company requires additional funds to finance its growth strategy.  The Company's articles permit it to issue an unlimited number of shares on such terms and for such consideration as its board of directors may determine.  If the Company elects to raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of its shareholders.  The Company may issue additional Shares in the future pursuant to existing and new agreements in respect of project or other acquisitions.

Emgold may not be able to insure certain risks which could negatively impact the Company’s operating results.  In the course of exploration, development and production of mineral properties, certain risks may occur, in particular, unexpected or unusual geological and operating conditions including rock bursts, unusual or unexpected formations, formation pressures, cave-ins, land-slides, fires, explosions, flooding and earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Emgold’s directors and officers serve as directors and officers of other publicly traded junior resource companies.  Some of the directors and officers of Emgold serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers could be in direct competition with Emgold.  Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law.  In order to avoid the possible conflicts of interest which may arise between the directors’ duties to Emgold and their duties to the other companies on whose boards they serve, the directors and officers of Emgold expect that participation in exploration prospects offered to the directors will be allocated among or between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of such companies.

Emgold is dependent on its ability to recruit and retain key personnel.  Emgold has relied on and may continue to rely upon consultants and others for exploration, development and technical expertise.  The Company depends on the business and technical expertise of its management and key personnel.  As the Company’s operations expand additional general management and human resources will be required.  It may be difficult for Emgold to continue to find and retain the services of qualified personnel.

Risks Relating to an Investment in the Securities of the Company

Emgold’s share price may limit its ability to raise additional capital by issuing common shares.  The low trading price of Emgold’s shares limits Emgold’s ability to raise additional capital by issuing additional shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of stocks which trade below a certain price.  Second, many brokerage houses do not permit such shares to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if Emgold’s share price were substantially higher.

Market Volatility/Credit and Liquidity Crisis.  In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, including Emgold.  This, among other things, has made it more difficult for us to obtain capital and financing for our operations.  The Company’s access to additional capital may not be available on terms acceptable to it or at all.

The recent events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are significantly affected by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, interest rates, and tax rates may adversely affect our growth and profitability.  Specifically, the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity and have a material adverse effect on our financial condition and results of operations.

Mineral Projects

Idaho-Maryland Project

Information of a scientific or technical nature on the I-M Project has been prepared under the supervision of Robert C. Pease, P.G. and is derived from a technical report titled "Idaho-Maryland Mine Project, Grass Valley CA – Technical Report" dated December 8, 2009 (the “I-M Report”), filed under the Company's profile on www.sedar.com.

Project Description and Location

The I-M Project is located 1.5 miles (2.4 km) east of Grass Valley, Nevada County, within the State of California.  The property comprises approximately 2,800 acres (1,113 ha) of mineral rights and 145 acres (59 ha) of surface rights.  The surface rights consist of 37 acres (15 ha) of surface rights centered around the New Brunswick shaft (part of the Idaho-Maryland Option described below), 101 acres (41 ha) of surface rights west of the historic Idaho shaft (45 acres (18 ha) (part of the Idaho-Maryland Option described below) and 55 acres (22 ha) owned), and 7 acres (3 ha) of surface rights centered around the Round Hole Shaft.

The majority of the mineral rights are defined as subparcels in a Quit Claim Deed.  The mineral rights are restricted to a variable depth from surface and in general, are contiguous below 200 ft (60m) from surface.

Some of the mineral and surface rights (described above) are the subject of a lease option to purchase agreement with a group of individuals (the "Idaho-Maryland Option").  The term of the Idaho-Maryland Option was originally five years commencing on June 1, 2002.  The Idaho-Maryland Option was extended by two years in 2007 and by a further two years in 2009. The current Idaho-Maryland Option expires on February 2011 at which time Emgold is entitled to exercise its option to purchase the mineral and surface rights covered by the Idaho-Maryland Option for approximately $5.3 million with payments occurring over a four year period.  To maintain its rights under the Idaho-Maryland Option, Emgold is required to make quarterly lease payments during 2009 of $30,000 per quarter.  During 2010 the quarterly payments will be $60,000.  During the lease term of the Idaho-Maryland Option, any production from the property will be subject to a 3% net smelter royalty (“NSR”).  NSR payments will be credited against the purchase price.  After purchase of the property, the NSR no longer applies.

In 2005, through its subsidiary Idaho-Maryland Mining Corporation, Emgold acquired 30 acres of underground mineral rights adjacent to the mineral rights under the lease option to purchase agreement with the BET Group.  These properties consist of the Golden Gate West and Golden Gate East claims, and the remaining interests in the Dana and Christopher Columbus Claim that the Company did not already own.

Accessibility, Climate, Physiography, Infrastructure

The I-M Project is located in western Nevada County, east of the City of Grass Valley and south of Nevada City.  Grass Valley and Nevada City are Sierra Nevada foothill communities located approximately 20 miles (32 km) north of Auburn and approximately 55 miles (89 km) northeast of Sacramento.  State highways 174, 49 and 20 connect the Grass Valley/Nevada City area regionally.

The property comprises approximately 2,800 acres of mineral rights and 145 acres of surface rights.  State Highway 20/49 passes approximately 1 mile to the west and northwest of the property.  The property is at an elevation of approximately 2,650 ft above mean sea level.  The area is in the foothills of the Sierra Nevada range and the project site exhibits moderate topographic relief.  Streams include Wolf Creek which flows from east to west along the northern boundary of the property, and South Fork of Wolf Creek, which runs from east to west along the southern edge of the property.

The Grass Valley/Nevada City area enjoys a mild climate year round.  January average daytime and night-time temperatures are 54°F and 32°F respectively, and the July average daytime and night-time temperatures are 90°F and 57°F respectively.  Annual precipitation averages 53" with most of the rainfall occurring between November and March.  Monthly average temperature and precipitation data is presented in Table 5-1 and Figures 5-2 and 5-3 of the I-M Report.  Snow occurs only two to four times each winter, with accumulations of 2" to 12" per event and rarely remains for more than three or four days.

The Idaho-Maryland mine site is mostly wooded with some open grassy areas.  The Round Hole site is mostly wooded while the New Brunswick site is partially wooded with open grassy areas.  The primary vegetation in the area includes Madrone, Western Red Cedar, Douglas Fir, Bigleaf Maple, Black Oak, Manzanita, California Coffeeberry, Currant, and Honeysuckle.  Vegetation in the wet meadow areas includes Bromegrass, Yellow foxtail, rye, beak rush, fescue, bulrush, rush, smooth brome, and Orchard grass.

An electric transmission line belonging to the Pacific Gas and Electric Company traverses the South Fork valley.

History

Gold was discovered on the Idaho-Maryland mine property in 1851.  Mining started in 1862, and gold production continued with few interruptions until closure in 1954.  From 1954 to 1957, gold mining was replaced by government-subsidized tungsten production.  The mine is reported to have produced a total of 2,383,000 oz of gold from 5,546,000 tons of ore for an average grade of 0.43 oz/ton.

The original claim on the Idaho-Maryland mine property was staked in 1851.  High-grade gold mineralization was discovered in 1861 and mining commenced in 1862.  All production during this time was from a single vein referred to as the Idaho Number 1 Vein.  Production from 1862 to 1893 produced 1.0 million ounces of gold from 1.0 million tons of ore.  Fire destroyed the Idaho mine hoist in 1894, which caused the lower mine workings to flood.  The period from 1894 to 1914 saw intermittent gold production (approximately 75,000 ounces).

The claims around the deposit were consolidated in 1915 to form the Idaho-Maryland Mine.  Metals Exploration Company of New York acquired control of the property, dewatered the mine, deepened the Idaho shaft to 2,000 ft (610 m) and moved the Union Hill stamp mill to the Idaho shaft area.  Full production, however, was never achieved (only 27,000 ounces gold recovered).  Control over the property changed in 1926 when Errol MacBoyle and Edwin Oliver created holdings that included the Idaho-Maryland, Brunswick, and Morehouse mines.  Production commenced the same year.

From 1926 to 1942 the Idaho Mine produced 650,000 ounces of gold from 1.1 million tons of ore.  The Brunswick Mine restarted production in 1934 after deepening its shaft to 3,460 ft and constructing a 750 t/d mill.  Production from 1934 to 1955 consisted of 810,000 ounces of gold from 3.6 million tons of ore.

The mines were closed in 1942, due to the enactment of the Federal War Production Boards Limitation Order L-208, and were reopened again in 1945.  Production was hampered by depleted operating funds, rising costs, skilled labor shortages, and negligible exploration and underground development work.  Gold mining ceased in 1954, being briefly replaced by government-subsidized tungsten production until 1957.  Mining activity stopped altogether in 1957.

Two mills were operated on the property in the 1930s through 1950s, the Idaho mill and the New Brunswick mill.  Both incorporated crushing, grinding, gravity separation, sulfide flotation, and gold smelting/refining.  The Idaho mill also had a cyanidation plant and Merrill-Crowe recovery circuit to treat flotation concentrates and flotation tails sands.  Flotation concentrate from the New Brunswick mill was also processed in the Idaho cyanidation circuit.

Historical production records from the 1930s and 1940s indicate overall gold recoveries ranging from 93.8% to 97.2% using gravity recovery, flotation of gravity tails, and cyanidation of flotation concentrate and flotation tails sands.  Of the total gold produced during this period, recovery in the gravity circuit ranged from 61% to 69%. In the flotation circuit, recoveries ranged from 30% to 37%.  Approximately 1.3% of the total gold recovered was via sands cyanidation.  Gravity recovery methods used at the time included riffles, amalgamation plates and barrels, shaking tables, vanners, and jigs.

The “million ounce” stope in the Idaho No. 1 Vein was mined between 1862 and 1893 and reportedly required heavy timbering for support due to problematic ground conditions.  Much better ground conditions were experienced at the Brunswick mine, where the primary mining method was shrinkage stoping.  At Brunswick, the stopes were developed by drifting on ore for their entire length, and then draw raises were developed upwards for approximately 20 ft and coned out to connect them together.

Mining activities were curtailed in 1956 as labour costs were rising and the price of gold was fixed at $35/oz.

More recent exploration at the I-M Project conducted over the period of 1993 through to 2009 has consisted of an extensive geologic evaluation program and core drilling.  This geologic data evaluation program was possible because of the excellent and comprehensive preservation of the Idaho-Maryland mine and mill records.  These data are exhaustive and essentially complete, and were used to generate a consistent, property-wide structural geology model and vein set definition and chronology.

In 1963 Idaho-Maryland Industries executed a Quit Claim Deed to William and Marian Ghidotti.  Ownership of the mineral rights eventually passed to Mary Bouma, Erica Erickson, and William Toms (referred to as the BET Group) in 1983.

The Company became involved in the property in 1993.  A prior project included dewatering and ore exploration activities at the Idaho-Maryland Mine which were proposed to occur from the New Brunswick site and use the nearby Sierra Pacific Industries, Inc. property as part of the infrastructure.  After completion and certification of the Final Environmental Impact Report for that project in October 1995, the County approved the project and issued to IMMC a Conditional Use Permit (CUP) in January 1996.  In 1999, with a continuing decline in the price of gold, the Company dropped its lease option to purchase the property and temporarily abandoned the project.  In 2002, Emgold re-acquired the mineral and property rights to the I-M Project through its subsidiary, Idaho-Maryland Mining Corporation.

Idaho-Maryland Mining Corporation conducted two gold exploration drilling programs in 2003 and 2004, resulting in a small increase in resources.  A geotechnical drill program was also undertaken in 2004, during which industrial minerals resources were also defined.

Geology and Mineralization

The I-M Project is a structurally controlled, mesothermal gold deposit situated in the northern portion of the Sierra Nevada Foothills Gold Belt.  This belt averages 50 miles in width and extends for 320 miles in a north-northwest orientation along the western slope of the Sierra Nevada range.

The rock units underlying the Idaho-Maryland mine property include early Jurassic meta-sediments of the Fiddle Creek Complex; early Jurassic meta-volcanics and interflow sediments of the Lake Combie Complex; middle Jurassic ophiolitic assemblage of the Spring Hill Tectonic Mélange; later Jurassic Tectonic Mélange of the Weimar Fault Zone; and late Jurassic dioritic intrusives.  The most important of these units for gold exploration is the Spring Hill Tectonic mélange

Emgold developed a comprehensive geological model for the I-M Project which was reviewed by Stephen Juras, Qualified Person for AMEC, in 2002 and again in 2004.  The property hosts a structurally controlled deformation zone terminated at its eastern end by a regional fault.  Within this deformation corridor, large dismembered clasts of predominantly ophiolitic igneous origin are present in a foliated serpentinite melange matrix (Spring Hill Tectonic Mélange unit).  These large clasts are referred to as slabs in Idaho-Maryland company reports.  Identified slabs consist of albitized (sausserite) meta-gabbro, massive antigorite serpentinite, meta-diabase, meta-diorite, slates, and basaltic to dacitic meta-volcanics.  The largest slab of metavolcanic rocks on the property is the Brunswick Slab, which is 1.5 miles in length, approximately 0.6 miles in width, elongated in an eastward direction, and open at depth.  This slab is interpreted to be derived from the Lake Combie Complex.  All of the significant gold production from the Idaho-Maryland Mine was localized within the matrix and tectonic slabs of Spring Hill Mélange unit.  Gold production in the New Brunswick Mine occurred primarily in the Brunswick Slab.

Exploration

The Idaho-Maryland Mine was discovered in 1851.  During the period of 1862 to 1956, the mine produced 2.4 million ounces of gold at a grade of 0.43 opt gold grade.  The mine shut down in 1956 due to the fixed price of gold at U.S. $35 per ounce and rising labor and supply costs post World War II.  The mine had workings to a depth of 3,280 feet.  The database to support the Idaho-Maryland mineral resource estimate contains over 36,000 gold assays, the majority of which were taken from underground samples (mostly channel samples) as part of the historic operations.  Those from diamond drill holes comprise only a minor portion of the assay database.

The historic samples were fire-assayed at former mine site laboratories.  No records exist of any historic QA/QC program.  Sample quality was inferred by the reconciliation of historic production records to underground sample data.  These studies, as well as an investigation on mill-to-resource prediction completed by AMEC showed that the resource or reserve estimates consistently underestimated the amount of gold produced by milling, a discrepancy most likely reflective of sample size influence rather than laboratory technique.  High nugget value deposits with coarse gold areas are best sampled with large sizes, which was not common practice at the time.

In 2003-2004 surface exploration drilling programs were conducted to test the geologic model and explore the veins of the Idaho-Maryland Mine.  The methods and results were reviewed by Juras for AMEC and disclosed in their 2004 report.

Since 2004 Emgold has continued to evaluate the property geology and model historic data.  The surface geology of the property was mapped and computerized for use in geologic modeling.  The historic assay database was computerized to use in geostatistical modeling and further delineation of mineralized zones.  A stope model of the location and shape of historic stopes was also completed.

Drilling

Diamond drill holes have become the principal source of geological and grade data for the I-M Project.  Drilling from surface sites commenced in three phases:  summer 2003 (gold targets), spring 2004 (gold targets) and summer 2004 (geotechnical data).  Drilling totalled 21,335 ft in 31 drill holes for gold exploration and 3,537 ft in seven drill holes for the geotechnical and ceramics feedstock work.  A list of the project drill holes, together with their coordinates and lengths, is provided in Table 11-1 from Juras (in the 2004 AMEC report).

Drilling was done by wireline method with H-size (HQ, 2.5 in nominal core diameter) equipment using a single drill rig.  Collar locations of the core holes were surveyed by Emgold staff with a Trimble GeoXT GPS unit. Downhole surveys of all core holes were conducted at 100 ft intervals with a Reflex E-Z Shot digital instrument.  Additionally, the geotechnical drill holes were drilled using oriented core (EZ Mark oriented core device).  Upon completion, the collar and anchor rods were removed and the hole was abandoned to California regulation standards, and the site rehabilitated.

Key observations and findings from the surface drilling programs, as summarized by Juras (2004) were:

•

Confirmation of the serpentinite – matrix tectonic melange zone geologic model for the Idaho-Maryland Mine.  The localization of gold-quartz veining along melange slab contacts and in association with bench dislocations along the Brunswick Slab contact was also corroborated.

•

Nearly all gold is coarse particulate in nature and confined directly to vein quartz and phyllonites of the vein shears.  Values were tightly confined to structures with little or no dispersion of gold into the wall rock.  Coarse particulate gold was also identified within micro-fractured diabase and serpentinite adjacent to very strong mineralized faults.  Chloritization, the associated destruction of the crystalline igneous textures, and development of porphyroblastic pyrite overgrowths were diagnostic for the auriferous diabase.

•

In 2003, the drilling intersected high-grade mineralization at depth in the Idaho 120 Vein, several hundred feet beneath an outcropping barren carbonate alteration bloom (see Figure 11-1).  Drillhole IDH001 cut 10.1 ft @ 0.93 oz/t Au in a complex vein structure. In 2004, follow up drilling tested westward and at higher elevations from the high-grade intercept.  Evidence of old mining was seen at higher elevations whereas the mineralization quickly pinched off to the west.   The drill position would not allow testing to depth and eastward thus the target remained open along strike and down rake to the east.

•

Drilling revealed that the keel of the Brunswick Slab is shaped differently than was anticipated.  Drillhole IDH006 did not intersect the Idaho 1 Vein at the keel of the Brunswick Slab, where it was projected to occur at 1,000 ft depth. This implies a steeper plunge for the keel from surface to 1,100 ft depth and a considerable flattening of the plunge below 1,100 ft depth, and extending eastward toward the Idaho 1500 Level.

Sampling & Analysis

Standard logging and sampling conventions were used to capture information from the drill core.  The core is logged in detail onto electronic MS Access logging "sheets", and the data was then transferred into the project database.  The core was digitally photographed before being sampled.

Metallurgical Testing

In 2006, preliminary gravity and cyanide tests were conducted using a composite of small samples of drill core rejects from the 2003-2004 surface drilling programs.  Results suggested that gold recoveries would be consistent with historic mill recoveries, which were above 95 percent.  In 2006 and 2007, preliminary gravity, flotation and cyanide leach tests were conducted on small samples of historic mine tailings.  Gravity results indicated that gold recoveries of up to 25 percent could be attained from these pulverized mill tailings.  The results of initial flotation tests suggested that 26 percent of the gold would be recovered.  Cyanide soluble leach test results on the tailings varied from 47-53 percent.  In 2004, gravity separation tests of old tailings and waste rock yielded gold recoveries of 70-80 percent.

Mineral Resources

In 2002, the gold mineral resources for the I-M Project were estimated in accordance with National 43-101 and reported in the "Idaho-Maryland Technical Report" dated November 2002, qualified person Stephen J. Juras, P. Geo using traditional longitudinal sections and 3-D geologic models with commercial mine planning software.  Specific criteria were established for mineralized blocks to be classified as resources.  Those included: a) minimum true thickness of three feet for resource blocks, b) cutoff grade of 0.1 opt Au, c) mine call factor not applied to any blocks developed from muck car samples or drillholes (historic or recent), and d) mineral resources outlined by single drill hole intercepts as Inferred Resources.  In 2004, the gold mineral resource for the Idaho-Maryland property was increased slightly.  In 2007, the gold mineral resource was increased by approximately three percent.  This estimate used the same criteria that had been previously established and disclosed.

The NI 43-101-compliant classified measured, indicated and inferred mineral resources of the I-M Project as at March 1, 2007 are shown in Table 1-11.  The Idaho-Maryland mineral resource was reported using a 0.10 oz/ton Au cut-off grade.  All estimated resource blocks equal to or greater than 0.10 oz/ton Au are tabulated in the summary.

Table 1-1
Idaho-Maryland Project Mineral Resource Summary, March 1, 2007

	True Thickness (ft)	Tonnage (tons)	Gold Grade (oz/ton)	Gold (oz)	Gold Grade (oz/ton) 1.44 MCF	Gold (oz) 1.44 MCF[1]
Eureka Group [2]
Measured Mineral Resource	6.5	17,000	0.18	3,000	0.29	5,000
Indicated Mineral Resource	5.7	41,000	0.27	11,000	0.37	15,000
Measured + Indicated Mineral Resources	5.9	58,000	0.24	14,000	0.34	20,000
Inferred Mineral Resources A	9.0	393,000	0.21	81,000	0.30	117,000
Inferred Mineral Resources B	4.8	49,000	0.37	18,000	-	-
New Inferred Mineral Resource (A)	4.4	5,000	0.15	1,000	0.22	1,000
Idaho Group
Measured Mineral Resource	17.5	129,000	0.24	31,000	0.34	44,000
Indicated Mineral Resource	10.6	209,000	0.42	88,000	0.60	125,000
Measured + Indicated Mineral Resources	13.3	338,000	0.35	119,000	0.50	169,000
Inferred Mineral Resources	10.0	838,000	0.25	212,000	0.37	307,000
New Inferred Resource (A)	4.1	38,000	0.71	27,000	1.02	39,000
Dorsey Group
Measured Mineral Resource	11.6	61,000	0.23	14,000	0.33	20,000
Indicated Mineral Resource	6.4	131,000	0.33	43,000	0.46	60,000
Measured + Indicated Mineral Resources	8.0	192,000	0.30	57,000	0.42	80,000
Inferred Mineral Resources	9.5	955,000	0.30	288,000	0.43	413,000
New Inferred Resource (B)	3.0	5,000	2.05	10,000	2.05	10,000
Brunswick Group
Measured Mineral Resource	8.0	64,000	0.17	11,000	0.25	16,000
Indicated Mineral Resource	6.2	108,000	0.28	30,000	0.40	43,000
Measured + Indicated Mineral Resources	6.9	172,000	0.24	41,000	0.34	59,000
Inferred Mineral Resources	7.3	291,000	0.23	67,000	0.33	97,000
Waterman Group
Measured Mineral Resource	70.7	831,000	0.15	127,000	-	-
Indicated Mineral Resource	30.5	75,000	0.21	16,000	-	-
Measured + Indicated Mineral Resources	67.3	906,000	0.16	144,000	-	-
Idaho-Maryland Project [3]
Measured Mineral Resource 1	13.3	271,000	0.22	59,000	0.31	85,000
Measured Mineral Resource 2	70.7	831,000	0.15	127,000	0.15	127,000
Indicated Mineral Resource	8.1	489,000	0.35	172,000	0.50	243,000
Measured + Indicated Mineral Resources	41.1	1,666,000	0.22	375,000	0.28	472,000
Inferred Mineral Resources	9.3	2,526,000	0.26	666,000	0.38	952,000
New Inferred Resource A	4.2	42,000	0.65	27,000	0.94	40,000
New Inferred Resource B	3.0	5,000	2.05	10,000	2.05	10,000
Inferred Mineral Resource Total	9.1	2,573,000	0.27	703,000	039	1,002,000

1.

MCF = Mine Call Factor (not applicable to Waterman Group resources).

2.

Inferred resources are divided into A (historic data and mine call factor applied) and B (from 2003-2004 data and no mine call factor applied).

3.

Idaho-Maryland measured resources are split into two categories: 1. the Eureka, Idaho, Dorsey, and Brunswick Groups, and 2. the Waterman Group (stockwork/slate type ore).

4.

New inferred resources included 40,000 ounces with MCF (A) and 10,000 ounces with MCF (B).

Permitting and Environmental

The project is currently in the permitting process under the California Environmental Quality Act (CEQA) and the California Surface Mining and Reclamation Act (SMARA).  The scope of the project being permitted includes dewatering, rehabilitation, exploration, operation, and reclamation of the mine.  The City of Grass Valley is the Lead Agency in the permitting process and is developing an Environmental Impact Report (EIR) for the project.  A Draft Environmental Impact Report (DEIR) has been completed.  Modifications to the Project Descriptions are being completed to improve the Project and it is expected a Revised Draft EIR will be required and re-circulated prior to the Final EIR being completed.  It is expected the Revised Final EIR will be completed in late 2010, subject to funding and other constraints.  Subsequent to completion of the Final EIR, the Grass Valley City Council will vote to certify the EIR as complete and vote on a Conditional Mine Use Permit for the Project.

Recommendations

The current phase of work on the I-M Project consists of gold exploration and mine development planning using historic data.  The following updated recommendations for the project address the needs to complete this phase of work:

1.

The general geologic model of the Idaho-Maryland and New Brunswick gold deposits is well understood and will be a useful exploration and development guide.  Using this model and the historic data, Emgold should assess the inter-relationships of the primary and secondary veins and other mineralized zones in more detail than has been done before.  This information could then be used for mine development planning.  This work may take approximately three months to complete and would be accomplished by Emgold employees.

2.

Emgold’s geology staff has been preparing a computerized geologic model of the Idaho-Maryland and New Brunswick gold deposits using historic data.  It is estimated that the current vein model is approximately 60 percent complete.  Emgold should complete this computerized geologic model to include veins, stringer zones, mineralized wall rocks, faults, lithologic units and alteration zones, for use in mine development and exploration planning.  This work could take up to two years to complete and would be accomplished by Emgold employees.

3.

The existing gold resource blocks and exploration targets that have been defined within the Idaho-Maryland and New Brunswick gold deposits will be very useful to guide future exploration but many (particularly above the Idaho 2000 level) are scattered throughout the deposits and therefore may not be contiguous enough for mine development.  Emgold’s geology staff has been updating and computerizing the gold resource model and is currently modeling the veins, stringer zones, and mineralized wall rocks around the veins with the intent of developing a revised NI-43-101 gold resource estimate.  One goal of the next technical report should be to delineate new and contiguous gold resource blocks within individual vein systems for use in mine planning.  This report would utilize geostatistical analysis to assign grades to the veins and stringer zones, and to classify the resources as measured, indicated, and inferred.  Most work can be accomplished by Emgold employees although independent consultants would be used to review and assist with the evaluation and preparation of the resource estimate and technical report.  The costs associated with this task is included in 4 below.

4.

Following modeling of historic data, environmental studies and permitting, Emgold’s next phase of work would be to conduct underground exploration drilling and sampling.  In preparation for this, and after completion of a new gold resource estimate and technical report, Emgold should develop a Preliminary Economic Assessment Report for a potential underground gold development and mining project.  Although based on historic data, this report would provide preliminary costs on project details such as construction and/or repair of shafts and development drifts, plus exploration/development drilling and sampling.  Some of the work would be accomplished by Emgold employees but independent consultants would review and assist with the preparation of the assessment.  The combined reports, including both the technical report and preliminary economic assessment, would take approximately four months to complete at an estimated cost of $250,000.

5.

Emgold should continue to define gold resource blocks from historic mine and drill data to use as future exploration targets.  This task would be separate from the updated resource modeling described above, because that work would be used for mine planning purposes.  This exploration-focused resource definition should assume the same criteria including thickness and cutoff grade that was used in the 2002 technical report.  This work would be ongoing and would be accomplished by Emgold’s technical staff.

6.

The assay log books reviewed in 2009 contain additional data not listed on assay maps.  This new data has not yet been used in any resource calculations, and prior to using this data, an independent review should be conducted to determine if it is usable.  At the same time independent review would verify the accuracy of those specific assays listed on the maps.  This study would take approximately 80 hours to complete at an estimated cost of $10,400.

Non-Material Properties

Stewart Property, British Columbia

On July 25, 2001, the Company entered into an option agreement to acquire nine (9) mineral claims (82 units) located at latitude 49°14’N and longitude 117°20’W in the Nelson Mining Division near Nelson, British Columbia.  The Company earned a 100% interest in the property by making stepped payments totalling C$150,000 and issuing 200,000 pre-consolidation common shares.  The property is subject to a 3% net smelter returns royalty.  The Company has the right to purchase 66 2/3% of the royalty for the sum of C$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

Jazz Gold Property, British Columbia

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to the Stewart Property.  To exercise the options, Emgold was required to make total cash payments of $215,000 ($65,000 paid) to the optionor over a ten-year period.  Subsequent to September 30, 2009, the Jazz Property was returned to the optionor.

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of south-eastern British Columbia.  The Company has earned a 100% interest in the property by making stepped payments totalling C$100,000 and issuing 200,000 pre-consolidation common shares.  The property is subject to a 3% net smelter returns royalty.  The Company has the right to purchase 66 2/3% of the royalty for the sum of C$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

The Company is considering various options with respect to the advancement of exploration activities for the Rozan and Stewart properties including sale, option, and joint venture of the properties.

DIVIDENDS

Dividends

Emgold has not paid any dividends or made any distributions on its securities.  The Company may pay dividends or distributions on its securities in the future.  Any decision to do so in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares (the "Shares") and an unlimited number of First Preference Shares of which 3,948,428 First Preference Shares have been designated Series A First Preference Shares (the "Series A Shares").  As at December 17, 2009, there were 168,942,873 pre-consolidation Common Shares and 3,948,428 Series A Shares issued and outstanding.  On December 18, 2009, the Shares and the Series A Shares were consolidated on a 10 old for 1 new basis with the result that 16,894,287 post-consolidation Common Shares and 394,843 Series A Shares were issued and outstanding as at that date.  The holders of Shares are entitled to receive notice of all meetings of shareholders and to attend and vote Shares at such meetings.  Each Share is entitled to one vote and to participate in the assets of the Company available for distribution on a liquidation, winding up or dissolution, subject only to the rights of the Series A Shares.

Series A Shares

The Series A Shares rank in priority to the Shares in respect of dividends and to the extent of the redemption amount per share on a liquidation, winding up or dissolution and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The Series A Shares are redeemable by at a redemption price of $2.00 per share, but only out of funds available that are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of $2 million in working capital.  The holders of the Series A Shares are not entitled to receive notice of or to attend any meeting of the shareholders of the Company and are not entitled to vote at any such meeting unless and until the Company fails for any period aggregating two years or more to pay dividends on the Series A Shares, which is presently the case.  In such event the holders of the Series A Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each Series A Share held at all such meetings, until all arrears of such dividends on the Series A Shares have been paid.

The Series A Shares are convertible into Shares at any time at a ratio of one Share for every one Series A Shares.  The Series A Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at US$300 per ounce, in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

Warrants

As a December 21, 2009, the Company had a total of 861,500 post-consolidation warrants outstanding at the following exercise prices and expiry dates.

No. of Warrants	Price	Expiry Date
501,500	$1.20/ $1.60	March 5, 2010/2011
10,000	$1.20/ $1.60	April 9, 2010/2011
350,000	$1.00/ $1.50	November 4, 2010/2011

The warrants contain adjustment provisions pursuant to which the number of Shares that may be acquired on exercise or the exercise price, or both, may be adjusted in respect of specified corporate transactions.

Options

As a December 21, 2009, the Company had a total of 1,358,250 post-consolidation options outstanding.  The options are governed by the terms of the Company's stock option plan, are exercisable for up to five (5) years from the date of grant at prices ranging from C$1.00 to C$10.00.

MARKET FOR SECURITIES

Market for Securities

The Shares are listed and posted for trading on the TSX Venture Exchange ("TSX-V") under the symbol "EMR".

Trading Price and Volume

During the 12 months ended December 31, 2008 and the period from January 1, 2009 to November 30, 2009, the Shares (pre-consolidation) traded on the TSX-V as follows:

Month	Volume	High (C$)	Low (C$)

November 2009	1,854,700	0.055	0.045
October 2009	2,548,613	0.065	0.04
September 2009	2,085,533	0.085	0.05
August 2009	2,243,790	0.085	0.055
July 2009	9,687,467	0.2	0.055
June 2009	22,107,029	0.07	0.03
May 2009	8,760,541	0.04	0.03
April 2009	3,436,667	0.045	0.03
March 2009	1,645,016	0.055	0.04
February 2009	1,056,840	0.05	0.04
January 2009	3,393,247	0.055	0.04
December 2008	12,405,567	0.065	0.02
November 2008	1,881,930	0.085	0.035
October 2008	4,420,076	0.09	0.03
September 2008	2,537,216	0.115	0.055
August 2008	794,371	0.13	0.09
July 2008	2,020,335	0.17	0.105
June 2008	2,361,816	0.175	0.135
May 2008	2,855,024	0.22	0.16
April 2008	5,574,224	0.18	0.135
March 2008	5,039,198	0.185	0.13
February 2008	4,506,830	0.20	0.155
January 2008	8,524,206	0.28	0.16

Prior Sales

The following securities of the Company that are not listed or quoted on a marketplace were issued prior to consolidation during the most recently completed financial year and through to the date of this AIF:

Date	Security	Pre-consolidation Number	Pre-consolidation Price ($)
May 12, 2008	Options	1,300,000	C$0.20
March 5, 2008	Warrants	5,015,000	$0.12/$0.16
April 9, 2008	Warrants	100,000	$0.12/$0.16
November 4, 2009	Warrants	3,500,000	$0.10/$0.15

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The directors and executive officers of the Company are:

Name, Position and Province and Country of Residence	Principal Occupation During the Past 5 Years	Served as a Director Since
David G. Watkinson(4) California, USA President, Chief Operating Officer & Director	President, Chief Operating Officer and Director of the Company	October 16, 2007(5)
Sargent H. Berner British Columbia, Canada Co-Chairman, Chief Executive Officer & Director	Businessman; President of Kent Avenue Consulting Ltd.	May 30, 1991(5)
Kenneth R. Yurichuk(2)(3)(4) Ontario, Canada Co-Chairman, Chief Financial Officer & Director	Partner, Bobot & Yurichuk LLP, Chartered Accountants	June 22, 2006(5)
William J. Witte(4) British Columbia, Canada Director	Businessman and Mining Consultant; President and CEO of Golden Bear Ceramics Company (the Company’s wholly-owned U.S. subsidiary)	June 16, 1999(5)
Stephen J. Wilkinson(2)(3) British Columbia, Canada Director	Chief Executive Officer of ValGold Resources Ltd.; Chairman of NovaDX Ventures Corp.; Chairman of HMZ Metals Inc.; Chief Executive Officer and Director of NXA Inc.	July 25, 2007(5)

Notes:

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at August 4, 2009, based upon information furnished to the Company by individual directors.  Unless otherwise indicated, such Shares are held directly.

(2)

Member of the Audit Committee.

(3)

Member of the CGCC.

(4)

Member of the Health, Safety & Environmental Committee.

(5)

Term of office as a director expires at the next annual meeting of the shareholders.

The directors of the Company are elected and hold office until the next annual general meeting of the shareholders, unless any director resigns, is removed, or becomes disqualified earlier.

As at December 21, 2009, the directors and executive officers of the Company as a group, beneficially own, directly or indirectly, or exercise control or direction over 125,271 post-consolidation common shares or 0.074% of the voting common shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, to the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is or was within 10 years prior to the date hereof was a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

For the purposes of the disclosure above regarding the directors, executive officer or shareholder, “order” means:  (a) a cease trade order, including a management cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

Messrs. Berner, Yurichuk and Wilkinson, directors of the Company, also serve as directors of ValGold Resources Ltd. In December, 2008, ValGold Resources Ltd. was subject to a management cease trade order for failing to file its annual financial statements.  ValGold Resources Ltd. subsequently completed the filing of its required financial statements and the management cease trade order was lifted on January 28, 2009.

On December 7, 2009, and December 9, 2009, cease trade orders were issued against ValGold Resources Ltd. for failing to file its July 31, 2009, annual consolidated financial statements in a timely manner by the British Columbia Securities Commission, the Manitoba Securities Commission and the Ontario Securities Commission, respectively.  The cease trade orders for British Columbia and Manitoba were revoked on December 16, 2009, and December 17, 2009, respectively, and the Ontario Securities Commission will automatically expire on December 23, 2009, as the financial statements were filed on December 15, 2009.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the directors of the Company are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions.  Accordingly, mineral exploration opportunities or prospects of which such persons become aware will not necessarily be made available to the Company.  Although such persons have fiduciary duties to the Company there may exist actual and potential conflicts of interest among these persons and situations could arise in which their obligations to or interests in other companies that could detract from their efforts on behalf of the Company.

LEGAL PROCEEDINGS

The Company may be involved in litigation from time to time in the ordinary course of its business .  The Company is not involved in any current proceedings, nor is its property currently (or has within the last financial year been) subject to any proceeding, in which the amount involved, exclusive of interest and costs, is expected to exceed 10% of its current assets.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Interest of Management and Others in Material Transactions

No director, executive officer, nor to the Company's knowledge any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Shares, nor any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

Transfer Agent and Registrar

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services of Canada, located at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

Material Contracts

There are no contracts of the Company other than contracts entered into in the ordinary course of business of the Company, that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

INTERESTS OF EXPERTS

Interests of Experts

Robert C. Pease P.G. is a qualified person as defined in NI 43-101 in connection with scientific or technical information provided herein on the Idaho-Maryland project.  Mr. Pease is an employee of the Company.  He owns zero Shares and holds incentive stock options exercisable to acquire an additional 305,000 Shares.

Except as disclosed, to the knowledge of the Company, no expert responsible for the preparation of information in this AIF, holds or has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates.

Auditors

Emgold's auditors are PricewaterhouseCoopers LLP, Chartered Accountants.  PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Information Circular for its most recent annual general meeting of security holders that involved the election of directors.

Additional financial information is provided in the Company’s financial statements and management's discussion and analysis for the year ended December 31, 2008.